June 24, 2009

Jay Webb

Accounting Reviewer

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mailstop 3030

Dear Mr. Webb:

Thank you for your letter of May 28, 2009 wherein you present comments related to the filings of Natus Medical Incorporated (the “Company”, “we”, “our”) with the Securities and Exchange Commission (the “Commission”) on Form 10-K for the fiscal year ended December 31, 2008, filed on March 10, 2009, including portions incorporated by reference to the Company’s Proxy Statement on Schedule 14A filed on April 30, 2009, and our quarterly report on Form 10-Q for the quarter ended March 31, 2009, filed on May 7, 2009. We have keyed our responses to the numbered comments of the Staff of the Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter. We have also provided additional supplemental information as you requested.

Form 10-K for the year ended December 31, 2008

Item 11. Executive Compensation, page 51

1. We note from your discussion under “Cash Compensation Element” on page 22 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the pre-tax earnings measure that was contained in the business plan for 2009 that needed to be achieved in order for your named executive officers to earn their respective annual cash incentive payments. Please provide disclosure of the historical earnings measures used in awarding incentive payments in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response:

Our Compensation Discussion and Analysis (“CDA”) describes the performance target for the payment of cash bonuses under the 2008 cash incentive plan, which was based on the pre-tax profit contained in the

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annual business plan adopted by our Board of Directors for the operation of our business. The CDA further notes that for the purpose of matching actual results to the plan targets, the Compensation Committee adjusts actual results for the effects of discrete events not anticipated by the committee in setting the targets, if it believes that these are events for which participating officers should not receive the benefits or costs. The CDA for the 2008 cash incentive plan described how our actual results were adjusted for discrete events or circumstances.

While the CDA does not, as the Staff notes, expressly set forth the pre-tax earning targets from our 2008 business plan, it does disclose the precise percentage to which the 2008 operating results achieved the pre-tax earnings target. We, with input from our Compensation Committee, thought that the disclosure of the actual percentage of attainment was essentially fulfilling the spirit of providing disclosure of the actual targets and was more meaningful to investors. The amount of the payout under the plan is based on the percentage of attainment of target, so providing the percentage achieved matches up directly with the operation of the plan. This seems to us to be more meaningful than the statement of the business plan targets, as those targets are not yet adjusted for the discrete events or circumstances referred to above. Stockholders can, of course, view our actual results for the year and understand that these results, with the noted adjustments, represented 88% attainment of the business plan.

As to the difficulty of attaining the goals for the 2008 plan, we think this requirement is not applicable where we provide very precise information about the extent to which the targets have been satisfied. We do not think that further commentary about the difficulty of achieving the targets is meaningful where we have specifically provided the level of achievement.

In light of the foregoing, we respectfully submit to the Staff that the CDA satisfies the requirements of Regulation S-K Item 402(b), and if the Staff agrees we would continue to provide similar disclosure in future CDAs.

Financial Statements, page F-1

Note 1 - Organization and Significant Account Policies, page F-7

Revenue Recognition, page F-7

2. We see that you recognize revenue from the sale of certain of your diagnostic neurology and hearing systems in accordance with FASB Statement of Position No. (“SOP”) 97-2 wherein revenue is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured. We also see that for arrangements with multiple deliverables, revenue is allocated to the deliverables based on vendor specific objective evidence and that when undelivered elements, including installation and training services, are not considered essential to the functionality of the equipment you recognize revenues after the related products have been delivered. Please describe for us how you have concluded that installation and training services are not essential to the functionality of the delivered elements of the system under paragraphs 65 to 71 of SOP 97-2. Please make sure to specifically address how you have assessed the criteria outlined in paragraphs 70 and 71 of SOP 97-2 in your response to our comment. Finally, please revise your future filings to clearly disclose how you record revenues for diagnostic neurology and hearing systems (or other products) if any undelivered elements are

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deemed essential to their functionality and disclose how you record revenues for any “non-essential” installation and training services.

Response:

The products we sell that are subject to the provisions of SOP 97-2 consist principally of the following: (a) Electroencephalograph or “EEG” systems that monitor and visually display the electrical activity generated by nerve cells in the brain for both diagnosis and monitoring of neurological disorders such as brain tumors or epilepsy, (b) Polysomnography or “PSG” systems that measure a variety of respiratory and neurological functions to assist in the diagnosis and monitoring of sleep disorders, such as snoring and obstructive sleep apnea (together “diagnostic neurology systems”) and (c) our Navigator PRO system for diagnostic hearing assessment that consists of a base system that is augmented by discrete software applications that are marketed as enhancements to the system.

We considered the criteria outlined in paragraphs 65 through 70 of SOP 97-2 in determining whether the service element of our arrangements is essential to the functionality of the other elements of the arrangement. We concluded that the service element is not essential and should be accounted for separately. In particular we considered the following factors outlined in paragraph 70 of SOP 97-2 in determining whether the service component of our arrangements, including installation and training services, are essential to the functionality of the other elements of the arrangement:

We sell standard software applications that have the characteristics of off-the-shelf software. Our products subject to SOP 97-2 are delivered as a system with software typically preinstalled on the hardware component of the system.

The process of installing the software does not include significant alterations to the features and functionality of the software. We sell standard versions of our software that are used by all customers; the functionality of the software is not customized based on a customer’s specific needs.

It is not necessary for us to build complex interfaces in order for our software to be functional in our customer’s environment. Standard Ethernet cables are used to connect our systems to the existing information systems of our customers.

In substantially all of our arrangements with our customers, payment terms are not tied to the timing of installation associated with the software. When payment terms are subject to the timing of installation, the revenue for such arrangements is deferred until such installation is completed.

In substantially all of our arrangements with our customers, installation of the software is not subject to milestones or customer-specific acceptance criteria. As described in more detail below our installation services follow a standard set of procedures that are not specified by the customer.

In addition, we considered the guidance in paragraph 71 of SOP 97-2 in determining whether the obligation to provide services in addition to the delivery of software should be accounted for separately as a service element. In doing so we relied on the following factors:

A shipment of a diagnostic neurology system will comprise up to four shipping boxes. Setup consists of unboxing and assembling the computer system, similar to what would occur in a home delivery of a personal computer. The nature of the setup is perfunctory; no specialized knowledge is required. The installation is sometimes performed by the customer or by a third-party contractor we hire.

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We have an established process to schedule installations of diagnostic neurology systems. Our field service team is responsible for the majority of system installations. Typically, installations are scheduled to be completed within 60 days of shipment. The schedule is communicated to customers in advance, start dates are firmed up as the installation date approaches, and we have a history of meeting installation schedules without substantial change. Occasionally, the scheduled installation date may be delayed at the request of our customer because their facilities are not yet ready for installation.

The skills required to install systems are not specialized and involve tasks such as the following: running cable, mounting cameras, and hooking up interfaces (i.e. Ethernet connections to a server). These types of tasks can be, and sometimes are, outsourced to an independent general contractor or IT systems contractor, or completed by employees of our customer. The costs incurred for these installations are not significant when compared to the value of the systems, and typically involve one to three days of work for one of the field service specialists. An installation requiring three days of work would be typical on an order for multiple workstations in a hospital neurology lab for which the amount invoiced to our customer could exceed $500,000. Some hospitals, particularly those that are purchasing upgraded systems or adding new beds to an existing installation, choose to do the installations themselves.

Training also is perfunctory, and generally occurs immediately after setup. Training generally takes four hours to six hours, but may be conducted over a half-day to three-day period to accommodate multiple shifts of hospital personnel on larger installations. Each of the basic features of the product is shown to the participants of the training session and tests are performed on volunteers to demonstrate the correct procedures to prepare a patient for a diagnostic test, perform the test, and to summarize and report the data for analysis by a neurologist (i.e. the Doctor). Training is typically provided only to neurology lab technicians and other support staff and not the medical doctor who interprets the results. There is no significant variation in how the training activities are conducted other than to address system options that may not be present in all systems; for example, options such as video capture or pulse oximetry.

Revenue from installation and training services is deferred at the time of the sale and recognized after the associated services have been completed. The amount of revenue deferred at the time of the sale is based on vendor specific objective evidence (“VSOE”) of the associated value of the service. In determining VSOE, we look to the hourly or daily per diem rates we charge existing customers who request that our field service team provide services unrelated to the initial installation and training. Such services could include the movement of a diagnostic neurology system from one room or wing of a hospital to another, or follow up training necessitated by changes in customer personnel.

Installation and training of our Navigator Pro diagnostic hearing system is similarly insignificant and consists principally of the delivery of the system, which the customer normally sets up. Training is not always requested by our customer, but when it is requested, it is typically performed by one of our direct sales personnel, using either a demonstration system prior to the receipt of a sales order or on the purchased system after delivery.

In consideration of the foregoing, we respectfully submit to the Staff that our disclosure in Note 1 - Organization and Significant Account Policies, Revenue Recognition, satisfies the disclosure requirements of SOP 97-2 in that none of the undelivered elements are deemed essential to the

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functionality of the associated systems. However, in light of the Staff’s comments, we will revise the second paragraph of the referenced footnote in our future filings on Form 10-K as follows:

Revenue from sales of certain of our diagnostic neurology and hearing systems is recognized in accordance with FASB Statement of Position No. (“SOP”) 97-2, Software Revenue Recognition, wherein revenue is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured. For arrangements with multiple elements, revenue is allocated to each element based on vendor specific objective evidence determined using prices charged when the elements are sold separately. Undelivered elements in these sales arrangements are not considered to be essential to the functionality of a product. For products shipped under FOB origin or EXW terms, delivery is generally considered to have occurred when shipped. Revenue for installation or training services that are performed after the related products have been delivered is based on the price charged when similar services are sold separately and recognized when such service has been completed or an associated obligation has been satisfied.

Long-Lived Assets and Goodwill, page F-9

3. We see that goodwill is tested for impairment at least annually as of October 1st or whenever a change in circumstances indicates the carrying value of assets may be impaired. The impairment test for goodwill under SFAS 142 is a two-step test as described in paragraphs 19-22 of SFAS 142. Based on your current disclosures, it is not possible to easily determine how you assess and measure goodwill impairments under this two-step method. Please revise future filings to describe, in appropriate detail, how your goodwill accounting policies comply with the guidance discussed in paragraphs 18-22 of SFAS 142.

Response:

We understand and acknowledge your comment and we will revise future filings on Form 10-K to better describe how we assess goodwill impairment under the two-step method in accordance with paragraphs 18-22 of SFAS 142.

Note 11, Share-Based Compensation, page F-21

4. We see that you have disclosed the amount of stock-based compensation expense recognized under SFAS 123R on a per shares basis for each of the years presented. Note that paragraph 84 of SFAS 123R permits the per-share disclosure of the effects of adoption of SFAS 123R only in the year of adoption. Accordingly, please revise future filings to no longer disclose the per share effect of stock-based compensation or tell us why such presentation is appropriate.

Response:

We understand that per-share disclosure of effects of adoption of SFAS 123R should only be disclosed in the year of adoption. In future filings we will not disclose the per share effect of stock-based compensation.

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Form 10-Q for the Quarterly Period Ended March 31, 2009

Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

Note 1 - Basis of Presentation, page 6

Foreign Currency, page 6

5. We see disclosures herein that “Effective January 1, 2009, the Company’s Canadian subsidiary, Xltek changed its functional currency to the U.S. dollar. The change in functional currency reflects the fact that Xltek now conducts the majority of its business transactions in U.S. dollars and maintains a significant portion of its balance sheet in U.S. dollar denominated accounts.” Note the guidance in paragraph 9 of SFAS 52 which indicates “Once the functional currency for a foreign entity is determined, that determination shall be used consistently unless significant changes in economic facts and circumstances indicate clearly that the functional currency has changed.” Please tell us more about the reason for the referenced change. Specifically address the factors outlined at paragraph 42 of SFAS 52 (both before and after the change in functional currency) in your response. Please also tell us the currency impact on your fiscal 2007 and 2008 historical financial statements of translating Xltek’s accounts to U.S. dollars.

Response:

We acquired Xltek in November 2007. At the time of the acquisition, Xltek, located near Toronto, Canada was a publicly traded company on the Canadian TSX exchange. Xltek develops and markets computer-based electro diagnostic systems and disposable supplies used by medical practitioners to aid in the detection, diagnosis, and monitoring of neurologic and sleep disorders.

In November 2007, we determined that the functional currency of Xltek should remain the Canadian dollar (“CAD”), as it had been in the past. This determination was based on our analysis of the criteria in paragraph 42 of SFAS 52. Although Xltek sold into the U.S. market and had some U.S.-based sales employees, substantially all of its operations were carried out in Canada, its US dollar (“USD”) based accounts receivable were hedged to minimize the impact of currency fluctuations when subsequent cash receipts were converted into CAD to fund operations, and its existing debt arrangements were CAD based.

In determining whether the functional currency of Xltek should change from CAD to USD, we looked to the guidance provided in paragraphs 6 and 9 of SFAS 52:

For an entity with operations that are relatively self-contained and integrated within a particular country, the functional currency generally would be the currency of that country. However, a foreign entity’s functional currency might not be the currency of the country in which the entity is located. For example, the parent’s currency generally would be the functional currency for foreign operations that are a direct and integral component or extension of the parent company’s operations. (pp 6)

Once the functional currency for a foreign entity is determined, that determination shall be used consistently unless significant changes in economic facts and circumstances indicate clearly that the functional currency has changed. Previously issued financial statements shall not be restated for any change in the functional currency. (pp 9)

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In determining whether there were significant changes in economic facts and circumstances that indicated the functional currency of Xltek had changed, we considered the manner in which the operations of Xltek changed after the November 2007 acquisition. There were no significant changes in the operations of Xltek during 2007. However, during 2008 there were significant changes in the operations of Xltek resulting from the integration of the operations of Xltek and Natus. Some of these changes happened over an extended period of time during 2008 and were not finalized until the fourth quarter of 2008. We believe the following facts were relevant to our determination that the functional currency of Xltek had changed:

During January 2008 Natus assumed the sales function of Xltek. At the time of the acquisition, Xltek had a direct sales force in the U.S. consisting primarily of U.S.-based employees. During the first quarter of 2008 Natus became the employer of record for some of those sales personnel and the employment of the remaining Xltek sales employees in the U.S. was terminated. We then reorganized our existing U.S. sales organization such that existing Natus employees and former Xltek employees began selling diagnostic neurology together in the U.S. In the later part of 2008 Natus and Xltek finalized an intercompany marketing and sales service arrangement wherein Natus now provides these services to Xltek on a contract basis. Fees for these services are based in USD and Natus has an expectation that Xltek will pay for these services on a regular basis by transferring USD to Natus.

In addition to transferring Xltek’s sales function to Natus in the first quarter of 2008, we initiated a restructuring of our North American operations in February 2008 that among other things resulted in the transfer of research and development activities of the Company’s existing diagnostic neurology products to Xltek. That restructuring was substantially completed in the latter half of 2008. The products transferred included the Bio-logic Ceegraph and Sleepscan diagnostic neurology products, and the Olympic CFM and Brainz BRRM3 cerebral function monitors. These products when coupled with Xltek’s existing diagnostic neurology products contributed to approximately 34% of consolidated revenue of the Company in 2008. We have not finalized an intercompany research and development service arrangement between Natus and Xltek, but we have determined that such arrangement will be based in USD. [Note - See our current report on Form 8-K dated February 11, 2008, which provided a summary of these restructuring activities and included a copy of our press release announcing the restructuring plan.]

In many other ways, the operations of Natus and Xltek were integrated gradually. There was no single date at which this integration was completed, and there still are other business activities of the two companies that will be integrated in the future. However, it was clear to us that by the end of 2008 the operations of Xltek became a direct and integral component or extension of the parent company’s [Natus’] operations, and that such integration was not substantially completed until the fourth quarter of 2008.

The primary economic environment in which Xltek operates is a matter of judgment. We considered the economic factors listed in paragraph 42 of SFAS 52 in reaching our conclusion about the functional currency of Xltek as of January 1, 2009. Those criteria are:

Cash Flow Indicators - 95% of Xltek’s cash receipts are denominated in USD and Xltek maintains significant USD monetary assets and liabilities. Such USD cash flows directly affect Natus’ cash flows on a current basis as they are available to satisfy intercompany balances due to Natus.

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Sales price indicators - Since approximately 95% of Xltek’s sales are denominated in USD, short term fluctuations in the USD/CAD exchange rate have a direct impact on the sales prices of Xltek’s products on a CAD basis.

Sales market indicators - Only 5% of Xltek’s revenue is CAD based because Xltek sells primarily into the US market.

Expense indicators - The payroll costs of Xltek’s Canadian-based employees are its only significant CAD based expense. Substantially all other expenses are USD based. For example, approximately 85% of Xltek’s accounts payable at December 31, 2008 are denominated in USD.

Financing indicators - Xltek has a debt arrangement that is denominated in CAD; however, the balance of the obligation is only $1.3 million. The intercompany balances between Xltek and Natus are denominated in USD and are more significant at 12/31/08, with an approximate $11 million long-term receivable due from Natus and an approximate $6 million short-term payable due to Natus. If Xltek needed to arrange additional financing, the obligation would likely be through an intercompany loan from Natus to Xltek that would be denominated in USD.

Intercompany transactions and arrangements indicators - There is an extensive interrelationship between the operations of Xltek and Natus. Xltek supports R&D of the Company’s Bio-logic product line and Natus provides marketing and sales services to Xltek. These arrangements are denominated in USD.

Accordingly, we determined that the functional currency of Xltek had changed to USD effective January 1, 2009.

We translated Xltek’s CAD based assets and liabilities into USD using the following rates (CAD / rate = USD):

Date of acquisition	0.9952
December 31, 2007	0.9881
December 31, 2008	1.2240

The translation of Xltek’s asset and liability accounts from CAD to USD did not have a significant impact on our consolidated balance sheet from the November 30, 2007 acquisition date through December 31, 2007, and generated a credit adjustment to other comprehensive income of approximately $329,000.

The translation of Xltek’s asset and liability accounts from CAD to USD had a significant impact on our consolidated balance sheet as of December 31, 2008, and generated a debit adjustment to other comprehensive income of approximately $11.7 million. Under the provisions of paragraph 9 of SFAS 52, asset and liability accounts of Xltek as of December 31, 2008 shall be carried forward at their translated value as of that date.

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In closing

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in our filings. We also realize that the Staff’s comments, our explanatory responses, and our indications of how we will change future filings do not foreclose the Commission from taking action with respect to our filings. We also understand that we may not assert staff comments as a defense against any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, we want to thank you for your review of our filings with the Commission and your related comments. We trust that our responses have been adequate and to the point. Please let us know if you believe we have incorrectly applied generally accepted accounting principles or the rules and regulations of the Federal securities laws in our filings with the commission and we will cooperate with you as fully as we can to reach a resolution of those matters.

Very truly yours,

/s/ Steven J. Murphy
Steven J. Murphy
Vice President Finance and Chief Financial Officer